TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No. S4 Joel Zychick, Trustee 1521 Alton Rd. - Ste. 676 Miami Beach, FL 33139	Class A Common Stock	6/18/2024	11,453.00	$179,071.29
-same as above-	Class A Common Stock	6/14/2024	15,872.00	$255,230.05
-same as above-	Class A Common Stock	6/13/2024	15,880.00	$264,915.24
-same as above-	Class A Common Stock	6/12/2024	15,880.00	$273,947.45
-same as above-	Class A Common Stock	6/11/2024	15,880.00	$261,150.08
-same as above-	Class A Common Stock	6/10/2024	15,880.00	$261,393.52
-same as above-	Class A Common Stock	6/7/2024	15,880.00	$263,530.56
-same as above-	Class A Common Stock	6/6/2024	15,880.00	$263,843.57
-same as above-	Class A Common Stock	6/5/2024	15,880.00	$256,571.59
-same as above-	Class A Common Stock	6/4/2024	15,880.00	$247,992.34
-same as above-	Class A Common Stock	5/31/2024	15,880.00	$257,432.33
-same as above-	Class A Common Stock	5/30/2024	15,880.00	$263,222.34
-same as above-	Class A Common Stock	5/29/2024	15,880.00	$270,015.37
-same as above-	Class A Common Stock	5/28/2024	15,880.00	$273,183.87
-same as above-	Class A Common Stock	5/24/2024	15,880.00	$271,646.93
-same as above-	Class A Common Stock	5/23/2024	15,880.00	$269,881.62
-same as above-	Class A Common Stock	5/16/2024	11,454.00	$194,872.72
-same as above-	Class A Common Stock	4/23/2024	19,000.00	$227,419.61
-same as above-	Class A Common Stock	4/19/2024	5,833.00	$68,281.46
-same as above-	Class A Common Stock	4/18/2024	5,833.00	$68,166.44
-same as above-	Class A Common Stock	4/17/2024	5,833.00	$68,560.76
-same as above-	Class A Common Stock	4/16/2024	5,833.00	$68,560.76